SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 1)


                ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
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                              (Name of Issuer)


                  Common Stock, par value $0.001 per share
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                      (Title of Class and Securities)


                                 68400F109
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                               (CUSIP Number)

                                Ari Horowitz
              Executive Vice President, Corporate Development
                Artemis International Solutions Corporation
                            39 West 13th Street
                          New York, New York 10011
                               (212) 687-6787

                              with a copy to:

                            Jeanne Murphy, Esq.
          Executive Vice President, General Counsel and Secretary
                Artemis International Solutions Corporation
                            39 West 13th Street
                             New York, NY 10011
                               (212) 687-6787
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                             November 20, 2001
        -----------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ X]


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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Ari Horowitz
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                               (a) (   )
                                                               (b) (   )
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS
         OO
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                            (   )
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
  -----------------------------------------------------------------------------
                                7.  SOLE VOTING POWER
           NUMBER OF                3,333,351
              SHARES          -------------------------------------------------
          BENEFICIALLY          8.  SHARED VOTING POWER
            OWNED BY                0
               EACH            ------------------------------------------------
           REPORTING            9.  SOLE DISPOSITIVE POWER
             PERSON                 3,333,351
              WITH             ------------------------------------------------
                               10.  SHARED DISPOSITIVE POWER
                                      0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,333,351
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES                                                (   )
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         1.3%     (1)
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14.      TYPE OF REPORTING PERSON
         IN
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(1)  Based on 249,124,566 shares outstanding as of November 20, 2001.

Item 1.  Security and Issuer.

         This Amendment No. 1 amends and supplements the statements on
Schedule 13D (the "Schedule 13D") relating to the common stock, $0.001 par value per share ("Common Stock"), of Artemis International Solutions Corporation, a Delaware corporation (the "Issuer"), formerly Opus360 Corporation, filed by Ari Horowitz on August 9, 2001. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended as follows:

         The July Voting Agreement described in Item 4 of this Schedule 13D terminated upon the consummation of the Second Closing on November 20, 2001. No funds were used by the Reporting Person in connection with terminating the July Voting Agreement.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended as follows:

         Upon termination of the July Voting Agreement and the July Irrevocable proxy as of the Second Closing, the Reporting Person is no longer Proha's proxy or the attorney-in-fact for Proha. The Reporting Person no longer has any power to vote any shares of Common Stock owned by Proha for any purposes and may no longer be considered the beneficial owner of any Common Stock owned by Proha.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended as follows:

         (a) The Reporting Person is the owner of record of 3,333,351 shares of Common Stock, which constitutes beneficial ownership of approximately 1.3% of the total number of shares of outstanding Common Stock as of November 20, 2001.

         (b) In respect of the shares of Common Stock owned of record by the Reporting Person, and due to the termination of the April Voting Agreement pursuant to its terms, the Reporting Person has sole power to vote or to direct to vote 3,333,351 shares of Common Stock, which represents approximately 1.3% of the shares of issued and outstanding Common Stock as of November 20, 2001.

         (c) Except as described herein, the Reporting Person does not beneficially own nor has acquired or disposed of any shares of Common Stock during the past 60 days.

         (d) Not applicable.

         (e) On November 20, 2001, the Reporting Person ceased to be the beneficial owner of more than five percent of any class of securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information set forth under Items 4 and 5 is hereby incorporated by reference.


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 20, 2001

                                       ARI HOROWITZ


                                       By:   /s/ Ari Horowitz